March 3, 2006

     Mail Stop 4561

By U.S. Mail and facsimile to (410) 285-6790

Joseph J. Bouffard
President and Chief Executive Officer
Patapsco Bancorp, Inc.
1301 Merritt Boulevard
Baltimore, MD 21222

Re:	Patapsco Bancorp, Inc.
	Form 10-KSB for Fiscal Year Ended June 30, 2005
	Filed September 26, 2005
      File Number: 000-28032

Dear Mr. Bouffard:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


*    *    *    *    *    *    *



Form 10-KSB for Fiscal Year Ended June 30, 2005

Annual Report

Consolidated Financial Statements

Note 1 - Basis of Presentation and Summary of Significant
Accounting
Policies, page 27

1. We note that your accounting policy footnote does not include a discussion of derivative financial instruments. Please confirm to us that you have not entered into any derivative transactions during the periods presented in your filing.

2. We note your disclosure on page 32 that you do not separately allocate expenses between the commercial, retail and mortgage operations of the Bank and therefore you do not believe segment reporting would be meaningful. Please tell us how you determined that Prime Business Leasing, Inc. and Patapsco Financial Services, Inc. do not represent reportable segments as defined in paragraph 16 of SFAS 131.

Note 5 - Loans Receivable, page 34

3. We note your disclosure on page 36 that as of June 30, 2005 you serviced loans for the benefit of others in the amount of approximately $7 million. Please tell us the amount of servicing assets or liabilities recognized and amortized during the periods presented and note the guidance in paragraph 17(e) of SFAS No. 140.

Note 7 - Borrowings, page 37

4. Please tell us and revise future filings to describe any significant terms associated your advances from the Federal Home
Loan
Bank of Atlanta such as conversion or call features. Refer to paragraph 14(h) of SOP 01-6.


*    *    *    *    *    *    *


      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Lisa Haynes at (202) 551-3424 or me at (202) 551-3492 if you have questions.


								Sincerely,




								John P. Nolan
								Accounting Branch Chief


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Patapsco Bancorp, Inc.
Joseph J. Bouffard
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